05005186



BEST WATER TECHNOLOGY

www.bwt-group.com

BWT - Aktiengesellschaft
A-5310 Mondsee / Austria
Walter - Simmer - Strasse 4
Telefon +43/6232/5011- 0
Telefax +43/6232/4058
E-Mail: office@bwt.at

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
United States of America

SUPPL

82-5221

Rule 12g3-2(b) File No. ~~82-5222~~

Mondsee, 20th December 2004

BWT AG
Rule 12g3-2(b) File No. 82-5222

The enclosed Press Release (Aqua Engineering wins contract for the construction of desalination plants in the United Arab Emirates) is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of BWT AG (The "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (The "Act") afforded by Rule 12g3-2(b) there-under.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours Sincerely,
BWT AG
Best Water Technology

Rita Garlock
Assistant to the Board

Enclosure:
1 Copy of the Press Release:
(Aqua Engineering wins contract for the construction of desalination plants in the United Arab Emirates).

Bankverbindungen:
Bank Austria Creditanstalt AG, Konto-Nr. 0295-33346-00 BLZ 12000
Oberbank, Konto-Nr. 201-0078/53, BLZ 15040

FN 96162 s, Landesgericht Wels
DVR: 0687421
ARA-Lizenz-Nr: 1136

Vorstandsvorsitzender: Andreas Weißenbacher
Vorstand: Gerhard Speigner
Vorstand: Karl Michael Millauer

BEST WATER TECHNOLOGY

Press release for Aqua Engineering (BWT Group)

Mondsee, 17 December 2004

Aqua Engineering wins contract for the construction of desalination plants in the United Arab Emirates

Aqua Engineering GmbH, headquartered in Mondsee/Austria and specialized in the construction of large-scale water treatment plants, has been awarded the contract for the turn-key construction of two desalination plants in the United Arab Emirates after strong international competition.

Aqua Engineering was awarded the contract worth USD 23 million by the Federal Electricity and Water Authority, Dubai, on the basis of providing the best technological solution. The desalination plants, each with a capacity to produce 13,550 m3 drinking water per day, will be turn-key constructed over the next 2 years and will make an important contribution for ensuring drinking water supply in the Emirates of Fujairah and Ajman.

The technology used for the desalination of sea water, reverse osmosis (RO), is currently gaining more ground internationally due to its high reliability as well as low production and energy costs compared to thermal desalination technologies.

As early as 1988-1992, Aqua Engineering delivered seawater desalination plants to the U.A.E. These plans are now the longest serving plants in the region. They produce precious drinking water which perfectly meets the high standards of the local authorities. In addition to seawater desalination plants, Aqua Engineering supplies large-scale plants for drinking water and waste water treatment.

Aqua Engineering is a member of the BWT Best Water Technology Group of companies, Mondsee/Austria, Europe´s market leader in water treatment technologies.

Contact:
Aqua Engineering GmbH
Hannes Laimer, Managing Director
Tel: +43 6232 7722
Fax: +43 6232 7722-1705
Email: hannes.laimer@aqua.co.at

BWT
BEST WATER TECHNOLOGY

www.bwt-group.com

BWT - Aktiengesellschaft
A-5310 Mondsee / Austria
Walter - Simmer - Strasse 4
Telefon +43/6232/5011- 0
Telefax +43/6232/4058
E-Mail: office@bwt.at

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
United States of America

Rule 12g3-2(b) File No. 82-5222

Mondsee, 15th December 2004

BWT AG
Rule 12g3-2(b) File No. 82-5222

The enclosed Press Release is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of BWT AG (The "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (The "Act") afforded by Rule 12g3-2(b) there-under.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours Sincerely,
BWT AG
Best Water Technology



Rita Garlock
Assistant to the Board

Enclosure:
1 Copy of the Press Release:
New components and concepts for portable energy supply systems – FuMa-Tech

Bankverbindungen:
Bank Austria Creditanstalt AG, Konto-Nr. 0295-33346-00 BLZ 12000
Oberbank, Konto-Nr. 201-0078/53, BLZ 15040

FN 96162 s, Landesgericht Wels
DVR: 0687421
ARA-Lizenz-Nr: 1136

Vorstandsvorsitzender: Andreas Weißenbacher
Vorstand: Gerhard Speigner
Vorstand: Karl Michael Millauer

BEST WATER TECHNOLOGY

Press release for FuMA-Tech (BWT Group)

Successful cost reduction in fuel cell systems by introducing new components and concepts for portable energy supply systems

Since June 2003, three industrial enterprises and two research institutes have been working in close co-operation to develop cost-effective fuel cell systems. New components and fuel cell systems form the basis of a project, funded by the German Bundesministerium für Wirtschaft und Arbeit (BMWA, Federal Ministry for Industry and Employment). At the end of the three-year project implementation period, competitive energy supply units should be available, opening up a market for this new technology.

During the first half of the project, new materials were successfully developed and manufacturing processes for membranes and bipolar plates as components for fuel cells were tested. The second phase of the partners' development work focuses on the cost reduction potentials brought about by saving materials and simplifying systems as this leads a reduction in the components needed.

New graphitic materials for current collection and media supply made by SGL Technologies GmbH were tested in joint co-operation. The components were developed according to manufacturing specifications for fuel cell stacks and incorporated successfully. To meet the requirements of the modified concepts, **FuMA-Tech** has specially produced thin-film membranes for the polymer electrolyte membrane fuel cells (PEMFC) which allow the reaction water to be used internally in order to increase efficiency. Inorganic modifications ensured that the **FuMA-Tech** membrane was tailor-made for application in the direct methanol fuel cell (DMFC). This resulted in a reduction in the use of materials as well as an improvement of technical properties, culminating in considerable cost savings.

Based on these new materials, optimised membrane electrode units were produced and new fuel cell stack structures were developed and tested successfully in the research centres. The air-cooled PEMFC stacks developed by the "Zentrum für Sonnenenergie- und Wasserstoff-Forschung" (ZSW, Centre for Solar Energy and Hydrogen Research) do not need external humidification and operate on an innovative heat management system. New simplified assembly concepts for modular construction were implemented for the first time in the DMFC stacks developed by the "Forschungszentrums Jülich" (FZJ, Research Centre Jülich). The outcome is considerably more compact structures with simple and cost-effective production sequences.

The first stacks resulting from these on-going developments were presented to the CEAG AG, a FRIWO Holding, by ZSW and FZJ, to allow basic work on integration into fuel cell systems to be conducted. CEAG is incorporating these into practice-oriented energy supply systems with a continuous power output of 300 W. The focus here also centres on saving potential. Applicability was improved considerably by implementing intelligent system control as well as the combined use of accumulators (hybrid concept). However, if the concept is to be applied successfully in practice, the requirements for electronic control systems, basic issues concerning fuel as well as supply infrastructures have to be dealt with in conjunction with CEAG.

13.12.2004 The Consortium

FuMA-Tech GmbH
Am Grubenstollen 11
66386 St. Ingbert

www.fumatech.de
or www.bwt-group.com Contact: Dr. Bernd Bauer (Tel.: +49-6894-9265-0)

FuMA-Tech is an established membrane manufacturer and part of the BWT Group of companies. FuMA-Tech has a secure position in the future market for fuel cells, with its proton-conducting membrane at the heart of the fuel cell. BWT Best Water Technology, with 67 group companies and approximately 2700 employees, is Europe´s leading water technology group.

SGL TECHNOLOGIES GmbH
Fuel Cell Components
Werner-von-Siemens-Str. 18
86405 Meitingen, Germany

www.sglcarbon.com Contact: Dr. Norbert Berg (Tel.: +49-8271-83-2458)

SGL Carbon is one of the world's largest manufacturers of carbon and graphite products. It is a global enterprise with companies in 30 locations, a marketing and service network in more than 95 countries and roughly 6600 employees.

CEAG AG - Holding of the FRIWO Group
Global Research
Von-Liebig-Str. 11
48346 Ostbevern

www.ceag-ag.com Contact: Dr. Alexander Dyck (Tel.: +49-2532-87-501)

CEAG/FRIWO develops and produces network and battery chargers in line with various technical and national requirements. Together with the international FRIWO and its staff of approximately 9000, the Holding is one of the leading suppliers in the field of small-scale energy supply and battery chargers.

Forschungszentrum Jülich GmbH - FZJ
Institut für Energieverfahrenstechnik - IWV 3
52425 Jülich

www.fuelcells.de Contact: Dr. Hendrik Dohle (Tel.: +49-2461-61-6884)

The work at the Institute IWV-3 at the "Forschungszentrums Jülich" (Jülich Research Centre) focuses on fuel cells and their systems. In the field of low-temperature fuel cells, the competence of the IWV-3 lies in developing stacks for stationary, portable and mobile applications.

Zentrum für Sonnenenergie und Wasserstoff-Forschung Baden-Württemberg - ZSW
Helmholtzstraße 8
89081 Ulm

www.zsw-bw.de Contact: Dr. Ludwig Jörissen (Tel.: +49-731-9530-609)

The business division of the ZSW, situated in Ulm, is engaged in the development of materials, components and systems for the field of electro-chemical power engineering. The development of PEM fuel cells for domestic energy supply and for portable current generators is a main aspect of their work.